UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         Continued on following page(s)

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trace International Holdings, Inc.
          58-1080969
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          BK, 00

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              4,474,753
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               7,050,247
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               4,474,753
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         7,050,247

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         11,525,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         46.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                         CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trace Foam Sub, Inc.
          13-3808758

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               7,000,247
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         7,000,247

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         7,000,247

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         28.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                         CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marshall S. Cogan

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              669,167
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               669,167
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         669,167

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         2.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 10 to Schedule 13D is filed on behalf of Trace International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, Amendment No. 5 thereto filed on December 24, 1997, Amendment No. 6 thereto filed on March 16, 1998, Amendment No. 7 thereto filed on June 26, 1998, Amendment No. 8 thereto filed on July 21, 1998, and Amendment No. 9 thereto filed on October 19, 1998 and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 10 is being filed to reflect the execution of a merger agreement by and among Trace Holdings, Trace Merger Sub, Inc., a wholly-owned subsidiary of Trace Holdings, and the Issuer.

    The Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction.

    The following paragraph is added at the end of Item 4:

    On November 5, 1998, Trace Holdings, Trace Merger Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of Trace Holdings ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and each share of Common Stock, other than Common Stock held by Trace Holdings and its subsidiaries, treasury shares, and Common Stock with respect to which appraisal rights have been perfected, will be converted into the right to receive $12.00 per share in cash. Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the approval and adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, (ii) the affirmative vote of a majority of the holders of Common Stock, other than Trace Holdings, its subsidiaries and certain other parties affiliated with Trace, voting with respect to the Merger Agreement, (iii) the absence of any action, suit, claim or legal, administrative or arbitral proceeding or investigation seeking to prevent, restrain or prohibit the consummation of the Merger or obtain damages in respect of the Merger Agreement, and (iv) the receipt of requisite financing. As a result of the Merger, the Common Stock will cease to be quoted on the NASDAQ National Market System and the Common Stock will be deregistered under
Section 12(g) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is filed as Exhibit Q to this Schedule 13D.

    Trace Holdings also delivered a letter to the Issuer and the special committee of the Issuer's board of directors, dated November 5, 1998 (the "Notice of Termination"), terminating the Agreement and Plan of Merger, dated June 25, 1998, by and among Trace Holdings, Merger Sub and the Issuer, as amended on July 6, 1998, which had provided a price of $18.75 per share, on the grounds that the financing condition was incapable of being satisfied. A copy of the Notice of Termination is filed as Exhibit R to this Schedule 13D.

Item 7.  Exhibits to be Filed.

    The following is added to Item 7:

EXHIBIT Q Agreement and Plan of Merger, dated as of November 5, 1998, by and among Trace International Holdings, Inc., a Delaware corporation, Trace Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Trace, and Foamex International Inc., a Delaware corporation.



EXHIBIT R Notice of Termination, dated November 5, 1998.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRACE INTERNATIONAL HOLDINGS, INC.

                                   By:/s/ Marshall S. Cogan
                                   -----------------------------------
                                   Name:  Marshall S. Cogan
                                   Title: Chairman of the Board
                                          and Chief Executive Officer

Date: November 6, 1998

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRACE FOAM SUB, INC.

                                   By:/s/ Marshall S. Cogan
                                   -----------------------------------
                                   Name:  Marshall S. Cogan
                                   Title: Chairman of the Board and President
Date: November 6, 1998

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                /s/ Marshall S. Cogan
                                -----------------------------------
                                Marshall S. Cogan

Date: November 6, 1998

                                  EXHIBIT INDEX


Exhibit Number                                                            Title
--------------                                                            -----
       2.1 Exhibit Q - Agreement and Plan of Merger, dated as of November 5, 1998, by and among Trace International Holdings, Inc., Trace Merger Sub, Inc. and Foamex International Inc.



      99.1              Exhibit R - Notification of Termination, dated
                        November 5, 1998